Filed Pursuant to Rule 424(b)(2)
File No. 333-159738

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying product supplement, prospectus supplement and prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject To Completion, dated November 11, 2010

PRICING SUPPLEMENT No. 38 dated November     , 2010

(To Product Supplement No. 9 dated November 11, 2010,

Prospectus Supplement dated April 23, 2010

and Prospectus dated June 4, 2009)

Wells Fargo & Company Medium-Term Notes, Series K Upside Participation Equity Linked Notes (Averaging)

Market Linked Notes Notes Linked to the S&P 500® Index due December , 2016

■  Linked to the S&P 500® Index

■   100% to 110% participation in the average upside performance of the S&P 500 Index

■  Performance of the S&P 500 Index observed semi-annually

■  Protection against a decline in the S&P 500 Index

■  Term of approximately 6 years

■  No periodic interest payments

Investing in the notes involves risks. See “Risk Factors” on page PRS-5.

The notes are unsecured obligations of Wells Fargo and all payments on the notes are subject to the credit risk of Wells Fargo. The notes are not deposits or other obligations of a depository institution and are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency of the United States or any other jurisdiction. The notes are not guaranteed under the FDIC’s Temporary Liquidity Guarantee Program.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Original Offering Price	Agent Discount(1)	Proceeds to Wells Fargo
Per Note	100.00%	3.00%	97.00%
Total

(1)

In addition to the agent discount, the original offering price specified above includes structuring and development costs. If the notes were priced today, the agent discount and structuring and development costs would total approximately $55.00 per $1,000 note. The actual agent discount and structuring and development costs will be set forth in the final pricing supplement when the final terms of the notes are determined. In no event will the agent discount and structuring and development costs exceed $70.00 per $1,000 note. See “Plan of Distribution” in the accompanying prospectus supplement for further information including information regarding how we may hedge our obligations under the notes.

Wells Fargo Securities

Market Linked Notes Notes Linked to the S&P 500® Index due December , 2016

Investment Description

The Notes Linked to the S&P 500® Index due December     , 2016 are senior unsecured debt securities of Wells Fargo & Company that provide (i) the possibility of a return equal to 100% to 110% of the average appreciation, if any, of the S&P 500 Index (the “Index”) during the term of the notes, and (ii) return of principal regardless of the performance of the Index.

You should read this pricing supplement together with the accompanying product supplement no. 9 dated November 11, 2010, prospectus supplement dated April 23, 2010 and prospectus dated June 4, 2009 for additional information about the notes. Information included in this pricing supplement supercedes information in the accompanying product supplement, prospectus supplement and prospectus to the extent it is different from that information. Certain defined terms used but not defined herein have the meanings set forth in the accompanying product supplement.

Investor Considerations

We have designed the notes for investors who:

¡	seek exposure to the average upside performance of the Index and desire to possibly enhance any average increase in the Index and protect against a decline in the Index by:

☐	participating 100% to 110% in any average increase in the closing level of the Index, observed semi-annually during the term of the notes; and

☐	providing for the return of the principal amount at maturity regardless of the performance of the Index;

¡	do not seek current income; and

¡	are willing to hold the notes until maturity.

The notes are not designed for, and may not be a suitable investment for, investors who:

¡	seek a liquid investment or are unable or unwilling to hold the notes to maturity;

¡	seek exposure to the upside performance of the Index as measured solely from the pricing date to the stated maturity date;

¡	seek exposure to the Index but are unwilling to accept the risk/return trade-offs inherent in the payment at stated maturity for the notes;

¡	are unwilling to accept the credit risk of Wells Fargo to obtain exposure to the Index generally, or to the exposure to the Index that the notes provide specifically; and

¡	prefer the lower risk of fixed income investments with comparable maturities issued by companies with comparable credit ratings.

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500®,” and “500®” are trademarks of Standard & Poor’s and have been licensed for use by us. The notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s and Standard & Poor’s makes no representation regarding the advisability of investing in the notes.

PRS-2

Market Linked Notes Notes Linked to the S&P 500® Index due December , 2016

Terms of the Notes

Market Measure:	S&P 500 Index (the “Index”)

Pricing Date:	, 2010

Issue Date:	December , 2010

The “redemption amount” per note will equal: •If the average ending level is greater than the starting level: the original offering price per note plus:
Redemption Amount:	original offering price per note	x	average ending level – starting level	x participation rate	; or
starting level
•If the average ending level is less than or equal to the starting level: the original offering price per note.

Stated Maturity Date:	December , 2016, subject to postponement if a market disruption event occurs.

Starting Level:	, the closing level of the Index on the pricing date. The “closing level” of the Index on any trading day means the official closing level of the Index as reported by the index sponsor on such trading day.

Average Ending Level:	The “average ending level” will be arithmetic average of the closing level of the Index on the calculation days.

Participation Rate:	The participation rate will be determined on the pricing date and will be within the range of 100% to 110%.

Calculation Days:	Semi-annually, on the last trading day of each May and November, commencing May 2011 and ending November 2016. A calculation day is subject to postponement due to the occurrence of a market disruption event.

Calculation Agent:	Wells Fargo Securities, LLC

Tax Consequences:	We intend to treat the notes as debt instruments subject to the special rules governing contingent payment debt instruments for United States federal income tax purposes. We urge you to read the discussion on page PS-18 of the accompanying product supplement for a more detailed discussion of the rules governing contingent payment debt instruments, and we also urge you to discuss the tax consequences of your investment in the notes with your tax advisor.

PRS-3

Market Linked Notes Notes Linked to the S&P 500® Index due December , 2016

Terms of the Notes (Continued)

Comparable Yield and Projected Payment Schedule:	As of the date of this pricing supplement, we have determined that the comparable yield for the notes is equal to % per annum, compounded semi-annually, with a projected payment at maturity of $ based on an investment of $1,000. Based on the comparable yield, if you are an initial holder that holds the notes until the stated maturity date and you pay your taxes on a calendar year basis, we have determined that you will generally be required to include the following amount of ordinary income for each $1,000 investment in the notes each year: $ in 2010, $ in 2011, $ in 2012, $ in 2013, $ in 2014, $ in 2015 and $ in 2016. However, in 2016, the amount of ordinary income that you will be required to pay taxes on from owning each $1,000 of notes may be greater or less than $ , depending upon the amount you receive on the stated maturity date. If the amount you receive on the stated maturity date is greater than $ for each $1,000 investment in the notes, you will be required to increase the amount of ordinary income that you recognize in 2016 by an amount that is equal to such excess. Conversely, if the amount you receive on the stated maturity date is less than $ for an investment of $1,000, you would decrease the amount of ordinary income that you recognize in 2016 by an amount equal to such difference. If the amount you receive on the stated maturity date is less than $ for each $1,000 investment in the notes, you will recognize an ordinary loss in 2016. See “United States Federal Income Tax Considerations” on page PS-18 of the accompanying product supplement.

Agent:	Wells Fargo Securities, LLC. The agent may resell the notes to other securities dealers at the original offering price of the notes less a concession not in excess of 3.00% of the original offering price of the notes. Such securities dealers may include Wells Fargo Investments, LLC or Wells Fargo Advisors, LLC. Wells Fargo Investments, LLC and Wells Fargo Advisors, LLC are our affiliates.

Denominations:	$1,000 and any integral multiple of $1,000

CUSIP:	94986RBP5

PRS-4

Market Linked Notes Notes Linked to the S&P 500® Index due December , 2016

Risk Factors

Your investment in the notes involves risks. The risks set forth below are discussed more fully in the accompanying product supplement.

•	Your Yield May Be Lower Than The Yield On Other Debt Securities Of Comparable Maturity.

•	The Notes Are Subject To The Credit Risk Of Wells Fargo.

•	No Periodic Interest Will Be Paid On The Notes, But You Will Be Required To Accrue Interest Income Over The Term Of Notes That Have A Term Longer Than One Year.

•

The Inclusion Of The Agent Discount Or Commission And Structuring And Development Costs In The Original Offering Price Of The Notes And Certain Hedging Costs Are Likely To Adversely Affect The Price At Which You Can Sell Your Notes.

•	The Value Of The Notes Prior To Stated Maturity Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.

•

The Average Ending Level Will Be Based On An Average Of Closing Levels Of The Market Measure On Calculation Days Occurring At Specified Intervals Over The Term Of The Notes And Therefore May Be Less Than The Closing Level Of The Market Measure At Stated Maturity.

•	We Do Not Expect A Trading Market For The Notes To Develop.

•	Your Return On The Notes Could Be Less Than If You Owned Securities Included In A Market Measure.

•	Historical Values Of A Market Measure Should Not Be Taken As An Indication Of The Future Performance Of Such Market Measure During The Term Of The Notes.

•	Changes That Affect A Market Measure May Affect The Value Of The Notes And The Amount You Will Receive At Stated Maturity.

•	We Cannot Control Actions By Any Of The Unaffiliated Companies Whose Securities Are Included In A Market Measure.

•	We And Our Affiliates Have No Affiliation With Any Index Sponsor And Are Not Responsible For Its Public Disclosure Of Information.

•	The Calculation Agent Can Postpone The Stated Maturity Date If A Market Disruption Event Occurs.

•	Research Reports And Other Transactions May Create Conflicts Of Interest Between You And Us.

•	Potential Conflicts Of Interest Could Arise.

•	Trading And Other Transactions By Us Or Our Affiliates Could Affect The Level Of A Market Measure, Prices Of Securities Included In A Market Measure Or The Value Of The Notes.

PRS-5

Market Linked Notes Notes Linked to the S&P 500® Index due December , 2016

Determining Payment at Stated Maturity

On the stated maturity date, you will receive a cash payment per $1,000 note (the redemption amount) calculated as follows:

References in this pricing supplement to a “$1,000 note” are to a note with an original offering price of $1,000.

PRS-6

Market Linked Notes Notes Linked to the S&P 500® Index due December , 2016

Hypothetical Payments at Stated Maturity

Set forth below are four examples of payment at stated maturity calculations (rounded to two decimal places), reflecting a hypothetical participation rate of 105% (the midpoint of the specified range for the participation rate) and assuming hypothetical starting levels and average ending levels as indicated in the examples. In order to more clearly present the hypothetical movements of the Index, the graphs accompanying the hypothetical calculations use different scales for the closing level on the vertical axes.

Example 1. The closing level of the Index increases during the initial term of the notes and then decreases back towards the starting level by stated maturity and the redemption amount is greater than the original offering price:

Hypothetical starting level: 1225.85

Hypothetical average ending level: 1842.86

Since the hypothetical average ending level is greater than the hypothetical starting level, the redemption amount would equal:

$1,000 +	$1,000	x	1842.86 – 1225.85	x 105%	= $	1,528.50
1225.85

On the stated maturity date you would receive $1,528.50 per $1,000 note.

PRS-7

Market Linked Notes Notes Linked to the S&P 500® Index due December , 2016

Hypothetical Payments at Stated Maturity (Continued)

Example 2. The closing level of the Index decreases during the initial term of the notes and then increases above the starting level before stated maturity and the redemption amount is greater than the original offering price:

Hypothetical starting level: 1225.85

Hypothetical average ending level: 1338.22

Since the hypothetical average ending level is greater than the hypothetical starting level, the redemption amount would equal:

$1,000 +	$1,000	x	1338.22 – 1225.85	x 105%	= $	1,096.25
1225.85

On the stated maturity date you would receive $1,096.25 per $1,000 note.

PRS-8

Market Linked Notes Notes Linked to the S&P 500® Index due December , 2016

Hypothetical Payments at Stated Maturity (Continued)

Example 3. The closing level of the Index decreases during the initial term of the notes and then increases above the starting level before stated maturity and the redemption amount is equal to the original offering price:

Hypothetical starting level: 1225.85

Hypothetical average ending level: 1144.13

Since the hypothetical average ending level is less than the hypothetical starting level, the redemption amount would equal the original offering price. On the stated maturity date you would receive $1,000 per $1,000 note.

PRS-9

Market Linked Notes Notes Linked to the S&P 500® Index due December , 2016

Hypothetical Payments at Stated Maturity (Continued)

Example 4. The closing level of the Index steadily decreases from the starting level until stated maturity and the redemption amount is equal to the original offering price:

Hypothetical starting level: 1225.85

Hypothetical average ending level: 935.91

Since the hypothetical average ending level is less than the hypothetical starting level, the redemption amount would equal the original offering price. On the stated maturity date you would receive $1,000 per $1,000 note.

To the extent that the starting level, average ending level and the participation rate differ from the levels assumed above, the results indicated above would be different.

PRS-10

Market Linked Notes Notes Linked to the S&P 500® Index due December , 2016

Hypothetical Returns

The following table illustrates, for a hypothetical participation rate of 105% (the midpoint of the specified range of the participation rate) and a range of hypothetical average ending levels of the Index:

•	the hypothetical percentage change from the hypothetical starting level to the hypothetical average ending level;

•	the hypothetical redemption amount payable at stated maturity per $1,000 note;

•	the hypothetical total pre-tax rate of return; and

•	the hypothetical pre-tax annualized rate of return.

Hypothetical average ending level	Hypothetical percentage change from the hypothetical starting level to the hypothetical average ending level	Hypothetical redemption amount payable at stated maturity per $1,000 note	Hypothetical pre-tax total rate of return	Hypothetical pre-tax annualized rate of return(1)
1961.36	60.00%	$1,630.00	63.00%	8.30%
1838.78	50.00%	$1,525.00	52.50%	7.15%
1716.19	40.00%	$1,420.00	42.00%	5.93%
1593.61	30.00%	$1,315.00	31.50%	4.61%
1471.02	20.00%	$1,210.00	21.00%	3.20%
1348.44	10.00%	$1,105.00	10.50%	1.67%
1225.85(2)	0.00%	$1,000.00	0.00%	0.00%
1103.27	-10.00%	$1,000.00	0.00%	0.00%
980.68	-20.00%	$1,000.00	0.00%	0.00%
858.10	-30.00%	$1,000.00	0.00%	0.00%
735.51	-40.00%	$1,000.00	0.00%	0.00%
612.93	-50.00%	$1,000.00	0.00%	0.00%
490.34	-60.00%	$1,000.00	0.00%	0.00%

(1)	The annualized rates of return are calculated on a semi-annual bond equivalent basis.
(2)	The hypothetical starting level. The actual starting level will be determined on the pricing date.

The above figures are for purposes of illustration only. The actual amount you receive at stated maturity and the resulting pre-tax rates of return will depend on the actual starting level, average ending level and participation rate.

PRS-11

Market Linked Notes Notes Linked to the S&P 500® Index due December , 2016

The S&P 500 Index

See “The S&P 500 Index” in Annex A to the accompanying product supplement for information about the S&P 500 Index. Wells Fargo & Company is one of the companies currently included in the S&P 500 Index.

We obtained the closing levels listed below from Bloomberg Financial Markets (“Bloomberg”). You can obtain the level of the S&P 500 Index at any time from Bloomberg under the symbol “SPX” or from the Standard & Poor’s website at www.standardandpoors.com. We make no representation or the warranty as to the accuracy or completeness of the information obtained from these sources. No information contained on the Standard & Poor’s website is incorporated by reference into this pricing supplement.

The following graph sets forth end-of-period closing levels of the S&P 500 Index for each month in the period from January 2000 through October 2010. The closing level on November 5, 2010 was 1225.85.

PRS-12

Market Linked Notes Notes Linked to the S&P 500® Index due December , 2016

The S&P 500 Index (Continued)

The following table sets forth the high and low closing levels, as well as end-of-period closing levels, of the S&P 500 Index for each quarter in the period from January 1, 2000 through September 30, 2010 and for the period from October 1, 2010 to November 5, 2010.

	High	Low	Period-End
2000
First Quarter	1527.46	1333.36	1498.58
Second Quarter	1516.35	1356.56	1454.60
Third Quarter	1520.77	1419.89	1436.51
Fourth Quarter	1436.28	1264.74	1320.28
2001
First Quarter	1373.73	1117.58	1160.33
Second Quarter	1312.83	1103.25	1224.42
Third Quarter	1236.72	965.80	1040.94
Fourth Quarter	1170.35	1038.55	1148.08
2002
First Quarter	1172.51	1080.17	1147.39
Second Quarter	1146.54	973.53	989.82
Third Quarter	989.03	797.70	815.28
Fourth Quarter	938.87	776.76	879.82
2003
First Quarter	931.66	800.73	848.18
Second Quarter	1011.66	858.48	974.50
Third Quarter	1039.58	965.46	995.97
Fourth Quarter	1111.92	1018.22	1111.92
2004
First Quarter	1157.76	1091.33	1126.21
Second Quarter	1150.57	1084.10	1140.84
Third Quarter	1129.30	1063.23	1114.58
Fourth Quarter	1213.55	1094.81	1211.92
2005
First Quarter	1225.31	1163.75	1180.59
Second Quarter	1216.96	1137.50	1191.33
Third Quarter	1245.04	1194.44	1228.81
Fourth Quarter	1272.74	1176.84	1248.29
2006
First Quarter	1307.25	1254.78	1294.83
Second Quarter	1325.76	1223.69	1270.20
Third Quarter	1339.15	1234.49	1335.85
Fourth Quarter	1427.09	1331.32	1418.30
2007
First Quarter	1459.68	1374.12	1420.86
Second Quarter	1539.18	1424.55	1503.35
Third Quarter	1553.08	1406.70	1526.75
Fourth Quarter	1565.15	1407.22	1468.36
2008
First Quarter	1447.16	1273.37	1322.70
Second Quarter	1426.63	1278.38	1280.00
Third Quarter	1305.32	1106.39	1166.36
Fourth Quarter	1161.06	752.44	903.25
2009
First Quarter	934.70	676.53	797.87
Second Quarter	946.21	811.08	919.32
Third Quarter	1071.66	879.13	1057.08
Fourth Quarter	1127.78	1025.21	1115.10
2010
First Quarter	1174.17	1056.74	1169.43
Second Quarter	1217.28	1030.71	1030.71
Third Quarter	1148.67	1022.58	1141.20
October 1, 2010 to November 5, 2010	1225.85	1137.03	1225.85

PRS-13